1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

October 5, 2017

Mr. Dominic Minore
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Re:	RiverNorth Opportunities Fund, Inc. File Nos. 333-220156; 811-22472

Dear Mr. Minore:

We are writing in response to telephonic comments provided on October 4, 2017 with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on October 2, 2017 on behalf of RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.  Changes to the Registration Statement noted below will be reflected in a filing pursuant to Rule 497(c) of the Securities Act.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. The cover page of the prospectus indicates that 1,280,000 shares are being offered.  Please confirm whether this figure should be 1,251,768, based on the number of shares outstanding as of September 27, 2017 indicated elsewhere in the prospectus.

Response 1. The disclosure has been revised accordingly.

Comment 2. Please disclose the subscription price for shares offered through the secondary over-subscription offer.

Response 2. The disclosure has been revised accordingly.

Mr. Dominic Minore October 5, 2017 Page 2

Comment 3. In the fee table assuming no leverage, footnote 8 appears to apply to both “Other Expenses” and “Dividend and Interest Expense on Short Sales.”  Please revise the disclosure to include this footnote for both of these line items.

Response 3. The disclosure has been revised accordingly.

Comment 4. On page 39, in the section titled “Structural Risks – Dilution,” please include parallel disclosure regarding the impact of the full secondary over-subscription offer.

Response 4. The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/Allison M. Fumai
Allison M. Fumai